Mail Stop 3561

October 23, 2006

Jeffery D. Mowery
Vice President of Finance and Chief Financial Officer
Supreme Industries, Inc.
P.O. Box 237
2581 E. Kercher Road
Goshen, IN 46528

> **Re:** **Supreme Industries, Inc.**
> **File No. 01-8183**
> **Form 10-K: For the Year Ended December 31, 2005**

Dear Mr. Mowery:

　　We have reviewed the above referenced filing and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

　　Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-K: For the Year Ended December 31, 2005

Consolidated Statements of Income, page 24

1. Based on the nature of your business and disclosures, it appears that "other income" within revenue includes nonrevenue items, such as interest and dividends (nonoperating income), gains on dispositions (other operating income), and miscellaneous income (either other operating or nonoperating). Please present nonrevenue items elsewhere in the statement as appropriate. Ensure that cost of sales is consistent with your revised presentation.

Note 1: Nature of Operations and Accounting Policies, page 27

Inventory

2. Please tell us in detail the facts and circumstances associated with the physical inventory adjustments recorded in 2005 and how the aggregate 2005 adjustment amount compares to similar adjustments recorded in each of the preceding two fiscal years. If the aggregate 2005 adjustment was significantly greater, explain to us the factors present or not present in 2005 relative to these prior years that caused the increase. Further, explain to us why a portion of the 2005 annual adjustments are not attributable to any earlier interim periods.

Property Held for Sale

3. Please explain to us how you determine and periodically assess the fair value of the North Carolina property and why you believe the amount determined is reasonable under the circumstances. Tell us the remaining useful life assigned to this property since reclassified to held and used and the basis for this life.

Segment Information

4. Please provide the product disclosure required by paragraph 37 of SFAS 131.

Note 4: Property, Plant and Equipment, page 33

5. Please disclose the useful life for each class of property.

Note 9: Commitments and Contingencies, Consigned Inventories, page 39

6. We note you are required to pay a finance charge if you do not deliver a chassis to a customer within a specified timeframe and you have incurred these fees in each of the last three years. Please consider expanding your risk factor relating to chassis availability to explain the potential costs involved in maintaining this consigned inventory.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Theresa Messinese at 202-551-3307 or Doug Jones at 202-551-3309 with any questions. You may also contact the undersigned at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief